

April 7, 2011

Leslie H. Goldberg
Chief Executive Officer
Bowl America Incorporated
6446 Edsall Road
Alexandria, VA 22312

>   **Re: Bowl America Incorporated**
>   **Form 10-K**
>   **Filed September 24, 2010**
>   **File No. 001-07829**

Dear Mr. Goldberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed September 24, 2010

ITEM 9A. CONTROLS AND PROCEDURES, page 4

Internal Control over Financial Reporting, page 4

1. Please refer to page nine. In future filings please revise to include the Management's Annual Report on Internal Control Over Financial Reporting under Item 9A, or specifically incorporate this information into Item 9A pursuant to Exchange Act Rule 12b-23(a)(2). In the alternative, please tell us why these steps would be unnecessary.

Definitive Proxy Statement Filed October 25, 2010

General

2. Please confirm that in future filings you will provide information responsive to Item 407(c)(2)(vi) of Regulation S-K regarding your policy regarding whether you consider diversity in identifying nominees for director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3642 if you have any questions regarding these comments.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Thomas L. James, Esq.
        Fax: (202) 672-5399